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                          June 24, 2024

       Ran Shalev
       Chief Financial Officer
       Freightos Limited
       Planta 10, Avda. Diagonal, 211
       Barcelona, Spain
       08018

                                                        Re: Freightos Limited
                                                            Registration
Statement on Form F-3
                                                            Filed June 18, 2024
                                                            File No. 333-280302

       Dear Ran Shalev:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Cheryl
Brown at 202-551-3905 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Energy & Transportation
       cc:                                              Jonathan M. Nathan